Sun Life Financial Announces Significant Acquisition in Hong Kong

Toronto - - July 5, 2005 - - Sun Life Financial today announced that it has reached an agreement to purchase CMG Asia and CommServe Financial, which together form the Hong Kong insurance and pension operations of the Commonwealth Bank of Australia, for CDN $560 million. The transaction, which is subject to the approval of regulatory authorities in Hong Kong and Bermuda, and the Office of the Superintendent of Financial Institutions (OSFI) in Canada, is expected to close late in the third quarter of this year.

CMG Asia and CommServe Financial hold prominent positions in their markets in Hong Kong. As a result of the acquisition, Sun Life Financial Hong Kong will become the 7th largest life insurance company in Hong Kong measured by premiums from new sales, with a proprietary sales force of about 1,700 advisors, approximately 350,000 customers, and new group insurance and pension businesses. The transaction will be financed with existing cash resources and is expected to be immediately accretive to earnings per share and return on equity.

“The primary business development objective for Sun Life Financial worldwide has been to build sustainable scale and scope in the businesses in which we choose to compete,” said Jim Prieur, President and Chief Operating Officer at Sun Life Financial. “This singular strategic opportunity significantly strengthens the position of Sun Life Financial in Hong Kong and provides a platform for increased growth throughout Asia. Among the many benefits of this transaction, the acquisition will enable Sun Life Financial to leverage its market- leading expertise in the pension business in Hong Kong.”

Geoffrey Saggers, Chief Executive Officer of Sun Life Financial (Hong Kong) Limited, added, “The Hong Kong insurance market continues to expand rapidly and is a key market for Sun Life Financial. With this transaction, we are firmly established among the top 10 providers in Hong Kong with the distribution breadth and scale to grow even larger.”

The expanded organization will create a powerful force in Hong Kong’s life insurance industry. This in turn will lead to added value for clients, and new career opportunities for staff and advisors.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2005, the Sun Life Financial group of companies had total assets under management of CDN $366 billion. Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

About the Commonwealth Bank of Australia

The Commonwealth Bank of Australia, which, with total assets of US$250 billion (at 31 December 2004) and operations in 13 markets worldwide, is one of the two largest Australian banks by market capitalisation. With over 10 million clients worldwide, the Bank provides integrated financial services, including retail, business and institutional banking, funds management, pension, general and life insurance. The Bank enjoys AA-and AA ratings from international ratings agencies Standard & Poor’s and Fitch, respectively.

Forward-Looking Statements

Some of the statements in this press release, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events. The Company does not undertake any obligation to update or release any revis ions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.

Analysts’ Conference Call

This announcement will be reviewed at a conference call Wednesday, July 6 between 8 and 8:30 a.m. ET. Please call 10 minutes prior to the scheduled start time as follows: Local (Toronto): 416-640-1907 Toll- free (North America): 1-800-814-4853 To listen to the call via live audio webcast and to view the presentation slides, please visit our website www.sunlife.com. A link to our Webcast page, where you can access the webcast will be provided, along with links to related information. The webcast and presentation will be archived on our website following the event.

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Media Relations Contact:		Investor Relations Contact:
Susan Jantzi		Tom Reid
Manager, Media Relations		Vice-President, Investor Relations
Tel: 519-888-3160		Tel: 416-204-8163
susan.jantzi@sunlife.com		investor.relations@sunlife.com